March 13, 2009

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415

RE: Keating Capital, Inc.
     File Nos.: 333-157217 and 814-00778

Dear Ms. Krus:

On February 10, 2009, you filed a registration statement on Form N-2 under the Securities Act of 1933 (1933 Act") on behalf of Keating Capital, Inc. ("Fund"). We have used the captions and page numbers from the registration statement to indicate the sections of the registration statement to which our comments relate. However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Facing Page

Please disclose prominently, or explain to us why it is not the case, that purchasers in the offering may suffer immediate dilution, given that the proposed maximum offering price is $10 per share and the net asset value per share at December 31, 2008 was $8.27.

Cover Pages

1. The stated objective of "total return" is inconsistent with the statement that the Fund's "primary emphasis will be to attempt to generate capital gains through our equity investments…" If there is a primary emphasis on capital gains and income is to be a "component," it appears that the actual investment objective should be stated as: primarily capital gains with a secondary object of income realization.

Cynthia M. Krus, Esq.
March 13, 2009
Page 2

2. The front cover states: "We intend to invest principally in equity securities, including convertible preferred securities and debt securities convertible into equity securities, of primarily non-public U.S.-based companies." Please make clear that the Fund's initial investments will be entirely unsecured or subordinated convertible debt securities issued by non-public micro-cap companies and that these securities will be considered below investment grade, commonly called "junk," by rating agencies.

3. Please state on the front cover that the Fund does not expect to be fully invested for up to two years and, given the 2% advisory fee and the other expenses, anticipated income during that period is not expected to cover the Fund's expenses.

4. The disclosure states: "we anticipate that a significant portion of our investments at any given time will include a component of interest or dividends, which we believe will provide us with current yield, in addition to the potential for capital appreciation." Please clarify whether the Fund anticipates this occurring currently.

5. Please revise the bolded statement, "investing in our common stock may be considered speculative and involves a high degree of risk," to state that investments made in the Fund "should be considered highly speculative." See Item 1.1.j. of Form N-2.

6. On the inside cover page and in the first sentence of the subsection "Risk Factors, on page 9, please state that an investment in the Fund "should be considered highly speculative."

7. On the back cover page, please format as a separate paragraph the sentence that begins: "except as specifically required the use of forecasts is prohibited…"

8. Please revise the use-of-proceeds table to include the "offering expenses" that are included in the table on page 45.

9. Also in the table, please substitute the term "Sales Load" for "Selling Commissions" and "Dealer Manager Fee." See Item 1.1.g. of Form N-2.

About This Prospectus

The disclosure states:
> We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing an amendment to the registration statement with the SEC if our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until it is declared effective.

Please revise the disclosure to conform to the undertaking required by Item 34.1 of Form N-2 that the Fund will suspend the offering of shares until its prospectus is amended whenever net asset value falls more than 10 percent.

Prospectus Summary

1. If, as stated, the IPO market is "virtually non-existent for micro-cap companies," please explain why it is that there will be investors for the IPOs of the micro-caps in which the Fund invests. In addition, please redraft this paragraph in plain English.

2. The disclosure on page 2 states: "The convertible debt instruments we expect to receive in connection with our initial investments will likely be unsecured or subordinated debt securities." Please expand the disclosure to state that: (1) such debt securities will generally not be rated by any rating agency. (2) If such investments were rated, they would be below investment grade or "junk." (3) Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal and is, therefore, commonly subject to additional risks.

3. Please provide a separate heading for the last two paragraphs on page 2, which begin: "during the last half of 2008…" and "we have no operating history..." respectively.

4. Where appropriate, please explain the responsibilities of a "portfolio originator."

5. The disclosure on page 2 states: "We have no operating history". Revise this disclosure to reflect the activity from May 9, 2008, inception, through December 31, 2008.

6. In the subsection "Investment Strategy, on page 5, it is not apparent what the Fund's "competitive advantages" are with respect to "other providers of capital to public ready micro-cap companies including private equity firms, venture capital firms and reverse merger sponsors." For example, do other "providers" invest in micro-cap companies that do not have "defensible valuations"? Does the investment adviser have more "extensive experience in taking companies public and designing capital markets and investor relations programs" than other "providers"? Please delete or revise this disclosure.

7. The subsection "Plan of Distribution," on page 6, discusses deposits in escrow after the "minimum offering amount" is met. Please clarify whether investors will receive interest on these deposits, as well as the minimum offering amount, and whether fees and expenses will be deducted.

8. The subsection "Estimated Use of Proceeds," on page 7, states that it may take the Fund several months after meeting its minimum offering amount before it raises sufficient funds to invest the initial proceeds of the offering in securities meeting its investment objective, and that the Fund anticipates that it will take up to twelve to twenty-four months after conclusion of the offering to invest substantially all of the net proceeds of the offering…We cannot assure you we will achieve our targeted investment pace. We also note that the "Risk Factors" subsection, on page 9, states that "we have not identified any of the portfolio companies in which we will invest the net proceeds of this offering."

Please explain to us why, given the previous discussion about the investment adviser's "relationships and extensive experience" and contacts with micro-caps, it will take so long for the Fund to become fully invested. Why are the advisers unaware of any current investment opportunities, given the "market opportunity," "large potential markets," and their "network of contacts and sources" described throughout the prospectus? (For example, see: "*Continued need for growth capital by public ready micro-cap companies looking for an equity partner,*" on page 60, "*IPO financing alternative,*" on page 62, and *Deal sourcing*, on page 69.) If this long start-up period is related to the current state of the economy, why is the Fund even going ahead with the offering now?

9. Please state explicitly in this subsection that the Fund will still be charged a 2% advisory fee, even though its assets are "primarily in cash, cash equivalents, U.S. government securities and other high-quality investments." In addition, please explain to us why the investment adviser will charge its full 2% annual fee during a period when the Fund is operating primarily as a money market fund, instead of a BDC.

10. The subsection "Conflicts of Interest," on page 8, mentions that "Keating Investments will receive certain fees in connection with the management and sale of our portfolio companies." Please explain these fees.

11. The disclosure in this same subsection states that "investors in our common stock will invest on a "gross" basis and receive distributions on a "net" basis after expenses." How is it that investors are investing on a "gross" basis if their investment is reduced by a sales load?

12. The same subsection also states that "we and other future clients of Keating Investments may make additional investments at different levels of an investment entity's capital structure or otherwise in different classes of an issuer's securities." Please explain this statement.

13. Please inform us whether the Fund's directors are subject to written conflict of interest policies.

14. In the "Risk Factors" subsection, on page 9, please revise the two bullet points that describe "current market conditions" and "capital markets disruption" to describe how current conditions are affecting micro-cap companies and the BDCs that invest in them. Move the revised bullet points to the front of the "Risk Factors" subsection.

15. The "Risk Factors" subsection states that "portions of the distributions that we make may represent a return of capital to you which will lower your tax basis in your shares."
(We note that this bullet essentially appears twice on page 11.) Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

16. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers

cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

17. In the "Risk Factors" subsection, please include a description of the liquidity risks discussed on pages 36-38.

18. With respect to each of the bullets in the "Risk Factors" subsection, please provide a citation to the fuller discussion of that risk in the body of the prospectus.

Fees and Expenses, page 7

1. Fee table expenses are shown as percentages of an amount of net assets that assumes the maximum $100 million of gross proceeds from the offering. Please revise the fee table so that net assets are based on the amount of proceeds that is most likely to be raised in the offering.

2. Please inform us whether the $500,000 of "other operating expenses," described on page 17, are in included in the fee table. Please provide support for the calculation of each component of Total annual expenses in the Fees and Expenses table.

3. Since inception on May 9, 2008, money received has been invested in a money market fund. Are the Acquired Fund Fees and Expenses related to this investment reflected in the Fee Table? If not, why not?

What is the Experience of Keating Investments? page 18

Please disclose the amount of assets currently being managed by Keating Investments.

Risks Relating to Our Business and Structure, page 22

We are a recently-formed company with no operating history, page 22
Please explain the statement: "we anticipate that it may take twelve to twenty-four months to invest substantially all of the net proceeds of the offering in our targeted investments, because of our relatively small size and lack of operating history, we may be unable to identify and fund investments that meet our criteria." Based on your response, we may have additional comments.

Our investment adviser and its management have no prior experience, page 22
Please provide specific information about Keating Investments' experience with "private investments in smaller public companies."

There is a risk that you may not receive dividends, page 26
Please treat the last paragraph as a distinct risk with its own title. In addition, include the explicit comparison with "larger operating companies" in the risk disclosure on page 2 of the prospectus.

Risks Related to Our Portfolio Company Investments, page 32

Please put these risks in the front of the "Risk Factors" section.

Investing in primarily micro-cap companies may present certain challenges, page 39
Please include this paragraph in the risk disclosure on page 2 of the prospectus.

Your interest in us will be diluted if we issue additional share, page 43
Please state whether there is any intention for the Fund to issue additional shares.

Critical Accounting Policies, page 53

Please clarify that, based on the disclosure on page 78, there is only an "expectation" that the Fund will hire "a nationally recognized third party valuation firm."

The subsection "Valuation of Portfolio Investments" states, "We will determine the net asset value per share of our common stock quarterly. Revise the disclosure to state that the net asset value will be determined quarterly, or more frequently, as circumstances dictate.

The subsection "Valuation of Portfolio Investments" includes disclosures about SFAS 157. When was SFAS 157 adopted? Provide the disclosures required by SFAS 157 related to the level within the fair value hierarchy each major category of assets and liabilities falls in the financial statements in tabular format.

Liquidity premium, page 67
Please explain to us how the statements made in this paragraph are not inconsistent with the lack of liquidity described on pages 36-38.

The Valuation Committee, page 83
Will the Valuation Committee operate subject to written valuation policies? Will the reliability of the valuations provided by the "third-party valuation firm" be periodically evaluated by the Committee in hindsight?

Dealer Manger, page 93

Please inform us whether the Fund's Board of Directors has reviewed and approved the terms and conditions of the Fund's engagement of Andrews Securities. Please clarify whether Michael J. Keating is still with Andrews Securities.

Preferred Stock, page 99

Please disclose whether the Fund intends to issue preferred shares within the next year.

Other

1. The certifications of the Chief Executive Officer and Chief Financial Officer included as EX31.1 and EX31.2 included in the Registrant's Form 10-K filed on March 9, 2009 are improper in format. File an amended Form 10-K to include the appropriate form of certifications.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

3. Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
Notwithstanding our comments, please furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,

James E. O'Connor
Attorney/Advisor